Filed by The Procter & Gamble Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-6(j) of the Securities and Exchange Act of 1934

                                           Subject Company: The Gillette Company
                                                  Commission File No.: 001-00922
                                                    Registration No.: 333-123309




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                               MANAGEMENT CHANGES
                                  15 June 2005


Today, we're [LINK] ANNOUNCING several Company leadership changes, as we've done the past two years at about this time. The intent is to make any Global Leadership Council (GLC) changes early in the fiscal year to give new leaders the maximum amount of time to lead business and organizational results during the year.

This year the changes are relatively few, reflecting our desire for stability as we go into the Gillette transition. All changes are effective 1 July unless otherwise indicated.

GLOBAL BUSINESS UNIT (GBU) CHANGES

     o BEAUTY CARE. I'm pleased to announce the promotion of MELANIE HEALEY, currently Vice President, North America Feminine Care, as President of Global Feminine Care. Melanie will report to Susan Arnold and remain in Cincinnati.

        PAOLO DECESARE will pick up Global Deodorant responsibilities in addition to his current Global Skin Care and Personal Cleaning Assignments. Paolo will continue to report to Susan Arnold and be located in Geneva.

     o FAMILY HEALTH CARE. MICHAEL KEHOE, President - Global Oral Care, will retire effective 2 January 2006 after 27 years of service. I want to thank Michael for his many contributions over the years and wish him well in the future. Succeeding him will be CHARLIE PIERCE, currently President - Global Family Care. He will remain in Cincinnati and report to Kerry Clark.

        I'm very pleased to announce that DAVID TAYLOR, currently Vice President & General Manager, North America Family Care, is being promoted to President of Global Family Care, succeeding Charlie Pierce. He will remain in Cincinnati and report to Kerry Clark.

        MARTIN RIANT, currently President, Global Feminine Care & Deodorants/Old Spice, will become President, Global Baby and Adult Care, succeeding Deb Henretta, whose new assignment I'll cover separately. He will remain in Cincinnati, reporting to Kerry Clark.

GLOBAL MARKET DEVELOPMENT ORGANIZATION (MDO) CHANGES

Effective 1 September, DEB HENRETTA, President, Global Baby and Adult Care, will become the President of ASEAN, Australasia and India (AAI), replacing Chip Bergh. Deb will report to Bob McDonald and be located in Singapore.

Upon shareholder and regulatory approval of the Gillette acquisition, we anticipate that CHIP BERGH will move to a President-level assignment within Gillette. Until that time Chip will be working on special assignment, reporting directly to me.

COMPANY OFFICERS

While not GLC positions, we're making two changes at the Company Officer level:

     o JOHN JENSEN, Company Comptroller, will retire 1 September after 32 years of service. John, thank you for your contributions over the years.

        Succeeding John as Company Comptroller will be VALARIE SHEPPARD, currently Manager -- Finance & Accounting, Global Household Care. Valerie will report to Chief Financial Officer Clayt Daley and continue to be located in Cincinnati.

     o STEVE JEMISON, currently General Counsel - Central and Eastern Europe, Middle East and Africa (CEEMEA), will be appointed Secretary and Associate General Counsel of the Company, reporting to Chief Legal Officer Jim Johnson. Steve will be located in Cincinnati. GILLETTE

We [LINK] PREVIOUSLY ANNOUNCED the organization structure and locations for Gillette's three business units after closing. We [LINK] ALSO ANNOUNCED that several of Gillette's key senior managers will be staying in on-going assignments, all reporting to Jim Kilts.

I'm now pleased to add that, upon closing and subject to P&G Board approval, MARY ANN PESCE, President of Gillette's Global Personal Care business, and BRUCE CLEVERLY, President of Gillette's Global Oral Care business, will move to President level assignments within P&G. We're delighted these two talented and highly respected Gillette senior leaders will be part of the future combined company.

We'll have a few more announcements related to Gillette leadership after closing, subject to approval by the P&G Board of Directors.

In the meantime, I want to remind everyone of the critical need to focus on the current P&G business. We're in the process of finishing up another outstanding year and -- with your continued support -- headed into a strong 2005-06 fiscal year.


[LINK] ADDITIONAL INFORMATION

ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------

IN CONNECTION WITH THE PROPOSED MERGER, THE PROCTER & GAMBLE COMPANY ("P&G") HAS FILED A REGISTRATION STATEMENT ON FORM S-4 ON MAY 26, 2005, WITH THE SECURITIES AND EXCHANGE COMMISSION (REGISTRATION NO. 333-123309), CONTAINING A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY P&G AND THE GILLETTE COMPANY ("GILLETTE") WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND EACH COMPANY'S OTHER FILINGS WITH THE COMMISSION MAY ALSO BE OBTAINED FROM THE RESPECTIVE COMPANIES. FREE COPIES OF P&G'S FILINGS MAY BE OBTAINED BY DIRECTING A REQUEST TO P&G INVESTOR RELATIONS AT 513-983-2415. FREE COPIES OF GILLETTE'S FILINGS MAY BE OBTAINED BY DIRECTING A REQUEST TO GILLETTE INVESTOR RELATIONS AT 617-421-8172.

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.

PARTICIPANTS IN THE SOLICITATION
--------------------------------

P&G, GILLETTE AND THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND OTHER MEMBERS OF THEIR MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM THEIR RESPECTIVE STOCKHOLDERS IN FAVOR OF THE MERGER. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set FORTH IN THE PROXY STATEMENT FILED BY P&G WITH THE COMMISSION ON AUGUST 27, 2004, AND INFORMATION CONCERNING PERSONS WHO MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF GILLETTE'S STOCKHOLDERS UNDER THE RULES OF THE COMMISSION IS SET FORTH IN THE PROXY STATEMENT FILED BY GILLETTE WITH THE COMMISSION ON MARCH 30, 2005.